Filed by Alamos Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aurizon Mines Ltd.

Commission File Number: 333-186004

Date: March 18, 2013

(BNN-TV), Toronto, 12 Mar 13, Length: 00:06:00

Anchor/Reporter: Saijal Patel

ALAMOS GOLD INC.

SAIJAL PATEL (BNN-TV): Well, the battle for Aurizon mines has heated up. Alamos Gold, the first company to make a takeover offer, announced that it will file an application to remove Aurizon’s second poison pill. Last week, on the first day of the annual PDAC Convention, Hecla Mining entered the picture and offered $796 million for the company, but Alamos says there are problems with the arrangement, including a higher debt load and getting two-thirds approval for the deal. Alamos owns about 16% of Aurizon shares and joining us in the studio for his reaction is John McCluskey, President and CEO of Alamos Gold.

SAIJAL: Very nice to see you John. Thanks for coming in today.

JOHN MCCLUSKEY (CEO of Alamos Gold): It’s nice to be here.

SAIJAL: Let’s talk about the latest. You’ve filed this application with the BC Securities Commission to, hopefully, to force…Aurizon to remove the poison pill – so make the case, why have you done that.

JOHN MCCLUSKEY: It’ll be the commission who removes it, of course.

SAIJAL: Yup.

JOHN MCCLUSKEY: I don’t think they will be very sympathetic to the most recent poison pill simply because, you know, the purpose of the poison pill is to allow a company to have adequate time to run a process in order to encourage a white knight and I think everybody recognizes that’s already happened.

SAIJAL: And, can you tell us a little bit about the break-up fee as well, because you want to prevent from paying Hecla a break-up fee as well.

JOHN MCCLUSKEY: Again a break fee is…a very important component for a board to have to be able to use as a fiduciary out in a circumstance where a superior bid comes in and shareholders will expect the board to tender to that superior bid. The objection we have to the way the break fee is being used by the Aurizon board—

SAIJAL: Mhmm.

JOHN MCCLUSKEY: —is they’re using it effectively, simply to prevent shareholders from tendering to the Alamos offer. You know, they maintain that their….the Hecla offer is such a superior offer to ours, yet they certainly go to great lengths in order to prevent shareholders to be able to tender to the Alamos bid. If it’s so inferior why do they fear it so much is my question. (Graph of Alamos Gold intraday stock prices on screen)

SAIJAL: And you’re saying this, this break-up fee would actually be triggered if Alamos acquires an additional 17%, is that right?

JOHN MCCLUSKEY: Correct.

SAIJAL: Ok. The other thing that you, you made a point on, I just read this in your press release is that you received non-binding expressions of support from additional 18% …of Aurizon shareholders, is that right?

JOHN MCCLUSKEY: We, we—when we filed that particular notice, this was a reference made to an affidavit we filed in the last…poison pill hearing and at that time we did have that…that specific number of…of shares supporting our bid, correct.

SAIJAL: John, when you spoke to our… Paul Bagnell—he’s a reporter here at PDAC—last week, you said that you would not raise you’re your, your offer for Aurizon which is currently $780 million—you still stand by that?

JOHN MCCLUSKEY: I do. I mean, you know, the difference between the two bids in terms of the ... overall ….value—$780 versus $796 million—there’s really nothing in that. And what you have to appreciate is that each company is proposing a significant number of shares as a component of their offer. In our case we’re proposing 23.5 million Alamos shares. In the case of Hecla they are proposing 58 million Hecla shares and it’s our submission that the Hecla shares are weak currency. Alamos represents a far stronger share component of the offer and that all comes…becomes very evident when you look at the pro forma companies. Pro forma Alamos is a far stronger company than pro forma Hecla. I think all intelligent investors will recognize that.

SAIJAL: Now, Hecla, of course, says, you know, claims that their offer is superior to yours and, and you say yours is… according to Hecla. Make your case.

JOHN MCCLUSKEY: Well, I-I don’t even think it matters. I think it’s up to shareholders to decide. Shouldn’t that be the case? Shouldn’t shareholders be able to tender to the Alamos bid or tender to the Hecla bid? You know, that’s my…that’s my point in going before the BC Securities Commission and having them essentially set aside both the break fee and the poison pill just to give…give the Aurizon shareholders the opportunity to make that decision for themselves.

SAIJAL: John, if the BC... Securities Commission doesn’t grant your application, if this deal doesn’t go through, what’s next for the company?

JOHN MCCLUSKEY: What it means is the…the Aurizon shareholders simply don’t have an alternative at that point and as…as the largest Aurizon shareholder I’ll be, you know, quite disappointed. And, you know, very disappointed at, you know, ending up with 9 million Hecla shares post this Aurizon/Hecla merger. That’s an awful lot of Hecla shares considering, you know, what a poor currency it is and, you know... ourselves and many other shareholders are going to do you know whatever we can to…to mitigate that situation. But for Alamos, I mean, we’re still a very strong company. We have 396 million—$369 million in cash; we have plenty of prospects out there. Our company is firing in all cylinders. Mines doing very well. We generate tremendous cash flow. I think the future for Alamos either way looks very bright. I just think as…as far as Aurizon is concerned, the Aurizon shareholders are going to be far better off as Alamos shareholders rather than as Hecla shareholders.

SAIJAL: John, thanks for coming in today, we appreciate it.

JOHN MCCLUSKEY: Thank you.

SAIJAL: That’s John McCluskey, President and CEO of Alamos Gold. Well if you are following this story be sure to tune in this afternoon to hear Aurizon’s side. I’ll be joined by President and CEO George Paspalas at 2:20 pm Eastern, that’s 11:20 am Pacific to find out why he prefers the offer from Hecla mining.

About the Offer

Alamos Gold Inc. (“Alamos”) announced its offer (the “Offer”) for Aurizon Mines Ltd. (“Aurizon”) on January 14, 2013. Alamos filed the take-over bid circular (the “Circular”) and related documents with the securities regulatory authorities in Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the Circular, the Notice of Extension and Variation dated February 19, 2013 (the “First Notice”) and the Notice of Extension and Variation dated March 6, 2013 (the “Second Notice”) as they contain important information, including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the Circular, the First Notice and the Second Notice may be obtained free of charge from shareholders’ investment advisers, from Dundee Capital Markets, who is acting as Alamos’ dealer manager, Kingsdale Shareholder Services Inc. at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America), who is acting as Alamos’ depositary and information agent, or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO each of which includes the Circular. Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the Circular, the First Notice and the Second Notice, which, collectively, contain the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon shares to the Offer. Investors may also obtain a free copy of the Circular, the First Notice, the Second Notice and other disclosure documents filed by Alamos from the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the SEC’s website at www.sec.gov.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this press release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to the Offer, fluctuations in the value of the consideration; integration issues; the effect of the Offer on the market price of Alamos’ shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of Aurizon’s common shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos’ shares on the New York Stock Exchange; the effect of the Offer on non-Canadian shareholders; and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and in the Circular. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The information in this press release concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).